Exhibit 17.2

The Williams Companies, Inc.	July 1, 2016
One Williams Center Tulsa, Oklahoma 74172 Attn: Board of Director

RE:	Resignation from the Board of Directors of The Williams Companies, Inc.

Dear Board Members:

This letter confirms my resignation from the Board of Directors of The Williams Companies, Inc. which was effective yesterday.

I have resigned because I can no longer in good conscience serve on a Board where a majority of that Board was unwilling to make a change that I felt was critical to the future direction of the Company—replacing Alan Armstrong as CEO. At our Board meeting yesterday, there was discussion of the substantial business and operational failures that have occurred over the last five years on Alan’s watch as CEO, many of which I, Eric Mandelblatt or other directors have often raised in the past. I did not hear a credible defense of Mr. Armstrong’s track record of business performance. As Williams now charts its future at this crucial juncture, I feel that those failures compelled a change for the good of our shareholders.

Six directors, including the Chairman of the Board, the Chair of the Strategic Review Administrative Committee and large shareholder Eric Mandelblatt, supported a change in the CEO, and when the remaining directors refused to make this change, all six directors resigned at the same time. It is clear that I was not the only director who felt strongly on this issue.

The determination as to the leader of a company is among the most important matters a Board can undertake, and I do not see any basis for concluding that that change was not required. Indeed, to my mind the issue is so clear that I can only conclude that those directors who were unwilling to support this change have acted more out of a personal loyalty to Alan Armstrong, rather than permitting the facts of his performance to take them to the correct answer.

I am simply not prepared to remain on the Board with the possibility that shareholders could think, by my continued participation on the Board, that I support or can have a meaningful influence on Alan and his management of the Company. It is far better in my view to make it clear that I fundamentally disagree with the course of action. Ironically, given the current CEO and Board leadership, I believe I will be more effective from outside the Company than within, and will seek to protect our interests and the interest of other shareholders from outside this diminished Boardroom.

During the period that I am on the outside, it is on your shoulders alone to oversee the development of a credible business plan, communicate transparently with shareholders and hold our CEO accountable for any failure to execute against those plans. I urge you to engage with institutional investors who undoubtedly will seek to engage with you on all of the issues raised in this letter.

I expect that this letter will be filed with the Company’s 8-K reflecting the reasons I resigned from the Williams Board.

Very Truly Yours,

/s/ Keith Meister
Keith Meister